SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                         ___________

                        SCHEDULE 13 D

           Under the Securities Exchange Act of 1934

                      (Amendment No. 3)


                  Mariner Health Group, Inc.
________________________________________________________________
                        (Name of Issuer)

           Common Stock, $.01 par value per share
_________________________________________________________________
                (Title of Class of Securities)


                          68 45J 109
_________________________________________________________________
                       (CUSIP Number)

                         Stiles A. Kellett, Jr.
                    200 Galleria Parkway, Suite 1800
                         Atlanta, Georgia 30327
                              (770) 956-7970
_________________________________________________________________
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         August 18, 1997
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following. [ ]

CUSIP No.     68 45J 109          13D               Page 2 of 6
Pages
________________________________________________________________

 (1) Name of Reporting Person:
          Stiles A. Kellett, Jr.
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________

 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
________________________________________________________________
 (3) SEC Use Only
________________________________________________________________

 (4) Source of Funds: OO
________________________________________________________________

 (5) Check Box if Disclosure of Legal Proceedings is Required
pursuant to Items 2(d) or 2(e) [  ]
________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
________________________________________________________________

Number of Shares          (7)  Sole Voting Power: 3,051,443*
Beneficially Owned by     _______________________________________
Each Reporting            (8)  Shared Voting Power: 0
Person With               _______________________________________
                          (9)  Sole Dispositive Power: 3,051,443*
                          _______________________________________
                          (10) Shared Dispositive Power: 0
________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          Stiles A. Kellett, Jr.: 3,051,443
________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares      [ ]
________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11):
          Stiles A. Kellett, Jr.: 10.4%
________________________________________________________________
(14) Type of Reporting Person: IN
________________________________________________________________

*Includes 862,760 shares owned by Kellett Partners, L.P., a limited partnership in which Mr. Kellett serves as general partner. All shares are subject to the terms of the Stockholders
Agreement described in Item 6.


                                              Page 3 of 6 Pages

Item 1. Security and Issuer.

     Common stock, $.01 par value per share

     Mariner Health Group, Inc.
     125 Eugene O'Neill Drive
     New London, Connecticut 06320

Item 2.  Identity and Background.

     (a)  Name.

          Stiles A. Kellett, Jr.

     (b)  Residence or Business Address.

          200 Galleria Parkway, Suite 1800
          Atlanta, Georgia 30339

     (c)  Present Principal Occupation.

          Chairman and Owner, Kellett Investment Corporation

     (d)  Conviction(s) in Any Criminal Proceeding.

          Not Applicable.

     (e)  Party to Civil Proceeding(s) Pertaining to State or
          Federal Securities Laws.

          Not Applicable.

     (f)  Citizenship.

          United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     2,072,696 of the shares of the common Stock, $.01 par value per share (the "Common Stock") of Mariner Health Group, Inc. ("Mariner") owned by Mr. Kellett were acquired as consideration for the merger (the "Merger") of Blue Corporation, a Georgia corporation and a wholly-owned subsidiary of Mariner ("Blue"), into and with Convalescent Services, Inc., a Georgia corporation ("CSI"). Prior to the Merger, Mr. Kellett owned 364 shares of the capital stock of CSI. The remaining 167,500 shares of Common

                                              Page 4 of 6 Pages

Stock beneficially owned by Mr. Kellett not acquired in the merger consist of 160,000 shares purchased by Mr. Kellett prior to the Merger in the open market at prices prevailing at the time of purchase and 7,500 shares subject to currently exercisable options granted to Mr. Kellett. Mr. Kellett subsequently transferred 8,628 of his shares to Kellett Partners, L.P., a Georgia limited partnership, in exchange for an interest in the partnership. No cash consideration was involved. As general partner of the partnership Mr. Kellett has voting and dispositive power over an additional 862,760 shares of Mariner Common Stock owned by the partnership. Mr. Kellett recently contributed 42,885 shares of his stock to several public charities.

Item 4.  Purpose of Transaction.

     The shares of Common Stock acquired by Mr. Kellett pursuant to the merger were acquired solely as consideration for the Merger and as an investment by Mr. Kellett. In connection with the merger and pursuant to that certain Stockholders Agreement dated as of January 9, 1995 by and among Mariner and Stiles A. Kellett, Jr., Samuel B. Kellett, two trusts for the benefit of Stiles A. Kellett, Jr.'s children, and two trusts for the benefit of Samuel B. Kellett's children, as amended (the "Stockholders Agreement"), Stiles A. Kellett, Jr. was appointed and currently serves as a member of the Board of Directors of Mariner. Mr. Kellett transferred 8,628 of his shares to Kellett Partners, L.P. for estate planning purposes.

Item 5. Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Securities
Beneficially Owned.

                    3,051,443               10.4%
                    (See Note 1 below)

________________________________________________________________
Note 1:

Includes 2,181,183 shares owned directly by Mr. Kellett; 7,500 shares subject to options owned by Mr. Kellett; and 862,760 shares owned by Kellett Partners, L.P., but for which the voting power and the investment power is controlled by Mr. Kellett as the sole general partner of Kellett Partners, L.P.

     (b) Number of Shares as to which Reporting Person has:

          (i)Sole Power to Vote or Direct the Vote: 3,051,443*

*The total includes 862,760 shares owned by Kellett Partners, L.P., a limited partnership of which Stiles A. Kellett, Jr. is general partner, and in that capacity has the voting and

                                              Page 5 of 6 Pages

dispositive power over such shares. The limited partners of the partnership are the Stiles A. Kellett III and the Barbara Katherine Kellett trusts. The shares controlled by Stiles A. Kellett, Jr. are subject to the terms of the Stockholders Agreement described in Item 6.

          (ii) Shared Power to Vote or Direct the Vote: 0

          (iii) Sole Power to Dispose or Direct the Disposition of: 3,051,443*

*The total includes 862,760 shares owned by Kellett Partners, L.P., a limited partnership of which Stiles A. Kellett, Jr. is general partner, and in that capacity has the voting and dispositive power over such shares. The limited partners of the partnership are the Stiles A. Kellett III and the Barbara Katherine Kellett Trusts. The shares controlled by Stiles A. Kellett, Jr. are subject to the terms of the Stockholders Agreement described in Item 6.

          (iv) Shared Power to Dispose or Direct the Disposition of: 0

     (c)  Transactions effected during the Past 60 Days.

     On August 18, 1997 Mr. Kellett transferred 8,628 shares of his Mariner stock and William R. Bassett, as trustee of the Stiles A. Kellett III trust and the Barbara Katherine Kellett trust, transferred 427,066 shares held by each of these trusts, to Kellett Partners, L.P., a limited partnership in which Stiles
A. Kellett, Jr. serves as general partner and the two trusts serve as limited partner, in exchange for interests in the partnership. On or about October 23, 1997 Stiles A. Kellett, Jr. transferred as a gift 42,885 shares of his Mariner stock to several public charitable organizations.

     (d)  Other Person with Right to Receive or Direct the
          Receipt of Dividends from the Proceeds of the Sale of the Securities.

                    Not Applicable

     (e) Date upon which the Reporting Person Ceased to be the Beneficial Owner of more than 5% of the Securities.

                    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Pursuant to the Stockholders Agreement, the Stockholders, acting through their designated agent (the "Stockholders Agent")

                                              Page 6 of 6 Pages

may designate one nominee for election to the Board of Directors of Mariner. Mariner is then obligated to use all reasonable efforts to cause the person designated by the Stockholders Agent to be appointed or elected to the Board of Directors of Mariner. The Stockholders, and any permitted transferees, must vote all shares of Mariner Common Stock entitled to vote in the election of directors for the election as directors of all persons nominated by Mariner's Board of Directors.

     In addition to the provisions governing the election of directors, the Stockholders Agreement (i) limits the ability of the Stockholders to acquire additional shares of Mariner Common Stock, (ii) grants to Mariner a right of first refusal to purchase shares of Common Stock owned by the Shareholders and
(iii) limits the transfer of the shares of Common Stock acquired by the Stockholders in the Merger.

Item 7.  Exhibits.

     Second Amended and Restated Stockholders Agreement dated as of May 30, 1997 by and among Mariner, Stiles A. Kellett, Jr., Samuel B. Kellett, the four Kellett children's trusts, Kellett Partners, L.P., Stiles A. Kellett, III, and Barbara Katherine Kellett.



                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 5, 1997
                                   ______________________________
                                   (Date)


                                   /s/ Stiles A. Kellett, Jr.
                                   ______________________________
                                   Stiles A. Kellett, Jr.